UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2020 ANNUAL REPORTS AND NO CHANGE STATEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 ("AngloGold Ashanti" or the "Company" or "the Group")

NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2020 SUITE OF ANNUAL REPORTS AND NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Friday, 26 March 2021, issued the Group's suite of reports for the financial year ended 31 December 2020.

AngloGold Ashanti's suite of 2020 reports includes:

- Integrated Report 2020
- Annual Financial Statements 2020
- Sustainability Report 2020
- Mineral Resource and Ore Reserve Report 2020
- Notice of the 77th Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2020 financial year, from 1 January to 31 December 2020 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2020, on which Ernst & Young Inc. issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 22 February 2021. The unqualified audit report issued by Ernst & Young Inc. (which includes key audit matters) is available for inspection at the registered office of the Company and the Company website at https://www.anglogoldashanti.com.

The 77th Annual General Meeting of AngloGold Ashanti (AGM) will be held entirely by electronic communication on Tuesday, 4 May 2021 at 14:00 (SA time). The record date to attend the AGM is Friday, 23 April 2021.

Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year ended 31 December 2020, will commence on 6 April 2021 on which date further information regarding the AGM will be released.

Further, AngloGold Ashanti's annual report, which includes the Group's annual financial statements for the year ended 31 December 2020, has been filed on Form 20-F with the United States Securities and Exchange Commission (SEC) today, 26 March 2021 and is available on the SEC's website at www.sec.gov and the Company's website at https://www.anglogoldashanti.com/investors/annual-reports/. Shareholders and holders of American Depositary Shares can request copies of the Company's annual financial statements free of charge from the Company Secretarial Department at companysecretary@anglogoldashanti.com.

ENDS
Johannesburg

26 March 2021
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors

Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 26, 2021

By: /s/ MML MOKOKA

Name: MML Mokoka

Title: Company Secretary